Harbin Electric, Inc.
No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China

September 28, 2009

Julie Sherman
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Harbin Electric, Inc. (“Company”) Response to Form 10-K for the year ended December 31, 2008 Filed March 13, 2009 File No. 001-33276

Dear Ms. Sherman:

We are submitting this correspondence via EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the ”Commission”), on September 14, 2009 (the “Staff’s Letter”). The discussion below reflects our response to the Staff’s Letter.

Form 10-K for the year ended December 31, 2008

Financial Statements, page F-1

Note 14 – Other Expenses and Income, Net, page F-31

1.
Please refer to our prior comment 4. We understand from your response that the amount relates to a 2.5% rebate of the income tax paid. Please tell us the dollar amounts of the referenced rebate included in other income during the period presented, how you have reflected this rebate as part of your tax provision and why you believe it should be separately accounted for and presented as other income under U.S. GAAP.

Response to Comment 1:

In response to the Staff’s comment, we would like to make the following clarification.  The 2.5% rebate of the income tax stated previously is in fact a government assistance in an amount that equals to a 2.5% tax rate reduction. As a result, the amount of the assistance is 25% of the total income tax actually paid.  In our previous response dated September 3, 2009, we stated that “…the municipal Harbin government agreed to rebate 2.5% of the income tax that Harbin Tech Full actually paid to the Chinese government.” This statement was not accurate and rather confusing.

The current standard income tax rate in China for all entities is 25%. However, the Company’s wholly-owned PRC subsidiary, Harbin Tech Full Electric Co., Ltd. (“Harbin Tech Full”), has been approved by the government to have the income tax rate reduced to 10% from January 1, 2008 to December 31, 2010 due to the fact that it is located in a special economic development zone. Furthermore, in order to encourage the development of high-technology focused enterprises, a designation under which Harbin Tech Full falls, the municipal Harbin government approved a grant to Harbin Tech Full of a subsidy in an amount that is equal to a 2.5% tax rate reduction. As the amount of the grant is measured on the basis of the income tax paid, we called it a “tax rebate”. However,  this amount is actually  an assistance that the municipal government granted to Harbin Tech Full in order to encourage its high-technology related businesses. The dollar amount of the assistance (“tax rebate”) to Harbin Tech Full in 2008 was approximately $769,777. The other subsidiaries of the Company did not receive this benefit.

This government assistance or grant is distributed quarterly after the income tax is actually paid. Harbin Tech Full records the income tax at a rate of 10% of net income in the provision for income taxes every quarter, and then pays this amount of income tax to the Chinese government in the next quarter. The Harbin municipal government then calculates the grant on the basis of the income tax actually paid by Harbin Tech Full and remits this grant amount to Harbin Tech Full. Once Harbin Tech Full receives the funds, it records the amounts received as other income.

In determining whether this “tax rebate” can be accounted for as a government grant under other income or as a tax credit to offset the tax provision, the Company has conducted an extensive research of U.S. GAAP. According to the financial reporting standards guide, Chapter 18 – Government grants and government assistance, “the standard accepts either of two alternatives” (paragraph 29-31). It states, “With approval, the grants related to income are sometimes presented as a credit in the income statement, either separately or under a general heading such as “Other Income”; alternatively, they are deducted in reporting expense.” The Company has recorded this government grant as other income on the Company’s financial statements.

Furthermore, under the guidance of IAS 20, considering the following facts, we believe it is appropriate to treat this government benefit as a government grant and present it as the other income under the U.S. GAAP:

1. It is an incentive that the local government grants to a set of enterprises that engage in the development of high-technology.
2. The incentive is given solely at the discretion of municipal government. The municipal government has discretion to take away this incentive from a company any time.
3. The amount of incentive is calculated using the tax rate as a measuring stick. That is, the grant amount is based upon the income tax amount actually paid. However, it does not in fact reduce the tax rate, or the tax liability, of these enterprises.

4. The municipal government that remits the grant to Harbin Tech Full is a separate department from the government tax bureau that collects the income tax.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact our legal counsel, Angela Dowd, by telephone at (212)-407-4097.

Very truly yours,

/s/ Zedong Xu
Name: Zedong Xu
Title: Chief Financial Officer